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                                  FORM 12B-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

       For Period Ended: DECEMBER 31, 1999
       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR
       For the Transition Period Ended: ______________

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       Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________
________________________________________________________________________________

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PART I - REGISTRANT INFORMATION

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                             PICTURETEL CORPORATION
             (Exact name of Registrant as specified in its charter)

                   DELAWARE                                      04-2835972
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         (State or other jurisdiction of                      (I.R.S. Employer
         incorporation or organization)                      Identification No.)

         100 MINUTEMAN ROAD, ANDOVER, MA.                           01810
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     (Address of Principal Executive Offices)                     (Zip Code)

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PART II - RULES 12B-25 (B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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         [X]  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         (1) Without unreasonable efforts and expense it is not possible for the Company due to limited internal resources to be assured, without additional time, that the Form 10-K is fully compliant with applicable rules.

         (2) Additionally, without unreasonable effort and expense, it is not possible for the Company to finalize a new credit facility prior to the filing date for Form 10-K, however, the Company expects to finalize the new credit facility in the next several days. The finalization of the new credit facility would require the filing of Form 8-K and may be material to the reader. The Company believes it would be beneficial to have all of this information in one filing, namely the Annual Report filed on Form 10-K.

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PART IV - OTHER INFORMATION

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         (1)  Name and telephone number of person to contact in regard to this notification

              Arthur L. Fatum                             978 292-5372
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              (Name)                              (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [ ] Yes   [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




         The anticipated changes are estimated as follows:




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                             PictureTel Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 30, 2000               By /s/ ARTHUR L. FATUM
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                                     NAME: Arthur L. Fatum
                                     TITLE: Vice President and Chief Financial
                                             Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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